UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments
Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SCHMITT INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

806870200

(CUSIP Number)

Walter Brown Pistor, 2415 Kalama River Road, Kalama, WA 98625  (360) 673-1560

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806870200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Walter Brown Pistor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 509,331

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 509,331

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 509,331

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
This statement relates to the Common Stock of Schmitt Industries, Inc., whose principal executive offices are located at 2765 NW Nicolai Street, Portland, Oregon 97210.
Item 2.	Identity and Background

(a), (b) and (c): This statement is filed by Walter Brown Pistor, 2415 Kalama River Road, Kalama, Washington 98625. He is an executive officer of the investment firm Strand, Atkinson, Williams & York, Inc., located at 200 S.W. Market, Suite 1900, Portland, Oregon 97201.

(d) and (e): Mr. Pistor has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f): Mr. Pistor is a U.S. citizen.
Item 3.	Source and Amount of Funds or Other Consideration
Mr. Pistor acquired 509,331 shares of the Issuer’s Common Stock from Wells Fargo & Company and its affiliates via a stock purchase transaction for an aggregate amount of $1,018,662 cash
Item 4.	Purpose of Transaction

The purpose of the transaction in the stock is investment. Mr. Pistor presently has no plans or proposals for changes to the Issuer's charter, bylaws or instruments corresponding thereto, or for the types of material transactions or changes described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, Mr. Pistor beneficially owns 509,331 shares of the Issuer’s Common Stock. This represents approximately 21% of the Common Stock issued and outstanding. Mr. Pistor holds sole voting and dispositive power over the 509,331 shares. Mr. Pistor has not effected other transactions involving the Issuer’s Common Stock in the past sixty days, other than a sale of 18 shares on April 29, 2004 at a per share price of $2.59.  The sale was made on the open market pursuant to an open order placed on March 2, 2004.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2004
Date
/s/ Walter Brown Pistor
Signature
Walter Brown Pistor
Name/Title